CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED

December 31, 2005

(unaudited)

White Knight Resources Ltd.
CONSOLIDATED BALANCE SHEETS
(Unaudited –prepared by management)
Canadian Funds

	Dec 31 2005	June 30 2005
ASSETS
Current Cash and cash equivalents	$102,954	$282,459
Temporary investments	14,995,438	10,895,443
Receivables	120,014	176,164
Prepaid expenses	3,149	41,974
	15,221,555	11,396,040

Mineral property interests (Note 3)	2,731,038	2,456,147
Deferred exploration costs (Note 4)	3,285,715	1,508,878
Restricted reclamation bonds	234,022	196,692
Investments	40,000
Equipment	301,640	139,118
	$21,813,970	$15,696,875
LIABILITIES
Current Accounts payable and accruals	$379,788	$161,831
Due to related parties (Note 6)	64,078	17,754
	443,866	179,585
SHAREHOLDERS’ EQUITY
Capital Stock (Note 5)	33,429,585	26,844,701
Contributed Surplus	995,936	1,246,525
Deficit	(13,055,417)	(12,573,936)
	21,370,104	15,517,290

	$21,813,970	$15,696,875

Approved by the Board:

Director:	Director:

“John M. Leask””	“Megan Cameron-Jones””
John M. Leask, P.Eng	Megan Cameron-Jones

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited –prepared by management)
For the period ended December 31 - Canadian Funds

	2005		2004

	Quarter to Date	Year to Date	Quarter to Date	Year to Date

EXPENSES
Amortization	$8,557	$17,214	$2,755	$14,834
Audit	41,023	41,023	22,860	42,092
Bank charges & interest	1,402	3,265	1,449	2,984
Consulting	32,035	63,030	29,719	59,710
Consulting - stock based compensation	35,245	62,011
Investor relations & shareholder info	35,687	65,303	59,614	84,194
Legal	14,996	23,958	16,555	16,575
Management fees	66,000	132,000	66,000	132,000
Office & miscellaneous	14,110	41,109	14,224	28,540
Rent	13,566	26,960	13,101	28,129
Telephone	4,426	10,322	3,662	7,988
Transfer agent & listing fees	11,985	16,615	20,598	22,104
Travel & entertainment	25,708	64,092	21,565	23,529
Wages & benefits	39,586	62,130	23,631	43,715
LOSS BEFORE UNDER-NOTED ITEMS	(344,326)	(629,032)	(295,733)	(506,394)

Interest income	153,096	181,973	79,596	82,272
Gain (loss) on foreign exchange	25,619	4,185	(38,587)	(58,161)
Option payments received (net)		13,617	(4,077)	59,263
Loss on disposal of equipment				(757)
Unrealized recovery on temporary
investments	7,535	7,836
Write-off of deferred exploration costs	(21,348)	(60,060)	(86,155)	(125,386)
LOSS FOR THE PERIOD	$(179,424)	$(481,481)	$(344,956)	$(549,163)

Loss per common share	$(0.003)	$(0.008)	$(0.007)	$(0.011)

Weighted average number of common
shares outstanding	59,163,287	58,410,892	52,665,038	52,135,364

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
(Unaudited –prepared by management)
For the period ended December 31 - Canadian Funds

	Number				Contributed
	of Shares		Price	Amount	Surplus	Deficit	Total

Balance, Jun 30, 2005	54,089,386	$		$26,844,701	$1,246,525	$(12,573,936)	$15,517,290

Shares issued for:
Exercise of warrants	4,397,057		1.25	5,496,321			5,496,321
Exercise of brokers warrants (Note 5)	543,529		1.25	918,979			918,979
Exercise of stock options (Note 5)	165,000		0.59	169,584			169,584
Stock-based compensation					62,011		62,011
Less: Fair market value of stock
options and broker’s
warrants exercised (Note 5)					(312,600)		(312,600)
Loss for the period						(481,481)	(481,481)

Balance, Dec 31, 2005	59,194,972			$33,429,585	$995,936	$(13,055,417)	$21,370,104

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited –prepared by management)
For the period ended December 31 – Canadian Funds

	2005		2004
	Quarter to Date	Year to Date	Quarter to Date	Year to Date
Cash Flows from Operating Activities
Loss for the period	$(179,424)	$(481,481)	$(344,956)	$(549,163)
Amortization	8,557	17,214	2,755	14,834
Write-off of deferred exploration costs	21,348	60,060	86,155	125,386
Stock-based compensation	35,245	62,011
Unrealized recovery on temporary investments	(7,535)	(7,836)
Changes in non-cash working capital
Decrease in prepaid expenses	21,244	38,825	127	13,201
Decrease in receivables	321,108	56,150	8,112	13,857
Increase (decrease) in accounts payable &
accr. liabilities	53,927	(104,826)	(1,716)	(47,495)
Increase (decrease) in due to related parties	(46,029)	46,324	47,749	20,244
	228,441	(313,559)	(201,774)	(409,136)

Cash Flows from Financing Activities
Issuance of capital stock	33,351	6,272,284	2,370,000	3,805,500
	33,351	6,272,284	2,370,000	3,805,500

Cash Flows from Investing Activities
Acquisition of mineral property interests	(146,547)	(294,891)	(61,380)	(642,413)
Deferred exploration costs, net of recoveries	(1,136,660)	(1,538,936)	(211,419)	(613,346)
Disposal (acquisition) of temporary investments	567,932	(4,092,159)	(1,951,386)	(4,251,386)
Acquisition of equipment	(156,651)	(174,914)	(13,925)	(73,099)
Reclamation bonds	(25,106)	(37,330)	9,238	20,429
	(897,032)	(6,138,230)	(2,228,872)	(5,559,815)

Net Increase (decrease) in Cash and Cash
Equivalents	(635,240)	(179,505)	(60,646)	(2,163,451)

Cash and Cash Equivalents – Beginning
of Period	738,194	282,459	292,722	2,395,527

Cash and Cash Equivalents – End of Period	$102,954	$102,954	$232,076	$232,076

Supplemental disclosures with respect to cash flows (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended December 31, 2005

1.	NATURE AND CONTINUANCE OF OPERATIONS

White Knight Resources Ltd. (the "Company") is a Canadian company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral property interests.

At the date of these consolidated financial statements, the Company has not been able to identify an ore body on any of its mineral property interests. The ability of the Company to realize the costs it has incurred to date on these mineral property interests is dependent upon the Company being able to lever its property interests and cash, by way of exploration activities and option/joint ventures, into assets of greater value or to identify an ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the mineral property interest. To date, the Company has not earned revenues and is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going- concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. The Company has sufficient resources to meet its obligations for the foreseeable future at its current level of activity.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated balance sheets.

All amounts are in Canadian dollars unless otherwise stated.

	Dec 31, 2005	Jun 30, 2005

Working capital	$14,777,689	$11,216,455
Deficit	(13,055,417)	(12,573,936)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the six month period ended December 31, 2005 are not necessarily indicative of the results that may be expected for the year ended June 30, 2006.

The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual consolidated financial statements for the year ended June 30, 2005. For further information, refer to the consolidated financial statements and footnotes thereto included for the year ended June 30, 2005.

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended December 31, 2005	Page 2

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the cost of the related long-lived asset. At December 31, 2005, there are no asset retirement obligations.

Stock-based compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

3.	MINERAL PROPERTY INTERESTS

	Balance at				Balance at
	June 30, 2005	Additions		Recovery	Dec 31, 2005

Nevada Properties
Benmark	$61,163	$20,378	$		$81,541
Celt	283,867	1,075			284,942
Cottonwood	93,403	25,149			118,552
Fye Canyon	173,778				173,778
Gold Bar Horst	120,828	29,011			149,839
Gold Pick	19,555	4,614			24,169
Goldstone	22,684	9,829			32,513
Hunter	88,788	7,609			96,397
Ian	18,930	12,649			31,579
Indian Ranch	108,402				108,402
Knolls	58,154	28,540			86,694
McClusky Pass	96,737	38,523			135,260
New Pass	419,727	1,085		(1,080)	419,732
Pat Canyon	81,163	28,219			109,382
Slaven Canyon	254,556	108,452			363,008
South Cabin Creek	34,349	13,316			47,665
Squaw Creek	377,471	1,529		(96,969)	282,031
Tonkin Summit	100,788	29,487			130,275
Miscellaneous properties	41,804	13,475			55,279
Total Nevada Properties	$2,456,147	$372,940		$(98,049)	$2,731,038

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended December 31, 2005	Page 3

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims. The Company has investigated title to all of its mineral property interests and, to the best of its knowledge, expects title to all of its interests to be in good standing. The mineral property interests in which the Company has committed to earn an interest are located in the United States and the Company is therefore relying on advice by legal counsel who are basing such advice on the laws of the United States.

Nevada Properties

Celt Project

During the 2005 fiscal year, Teck Cominco American Incorporated (“TCAI”) elected to earn an initial 51% interest in the property pursuant to its rights under a Financing and Acquisition Agreement. The terms of the agreement provide for exploration expenditures of US$4,000,000 and cash payments of US$750,000 (US$50,000 received in the period) prior to December 31, 2008. TCAI honoured a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005.

Fye Canyon Project

During the 2005 fiscal year, the Company entered into a Financing and Acquisition Agreement with TCAI whereby TCAI was granted the option to earn an initial 51% interest in the property. The terms of the agreement provide for exploration expenditures of US$4,000,000, cash payments of US$750,000 (US$50,000 received in the period) prior to December 31, 2008, and the assumption of all obligations under a prior mining lease agreement. TCAI honoured a firm commitment to incur US$500,000 in exploration expenditures by December 31, 2005.

New Pass Project

In fiscal 2005, the Company entered into an option agreement with Bonaventure Enterprises Inc. whereby Bonaventure may earn a 50% interest in the property by incurring exploration expenditures of US$2,000,000, issuing 500,000 shares and making cash payments of US$500,000 over a 4-year period (US$125,000 and 200,000 shares received). Upon vesting, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study.

Squaw Creek Project

In fiscal 2005, the Company entered into an option agreement with Bonaventure whereby Bonaventure may earn a 50% interest in the property by incurring exploration expenditures of US$2,000,000, issuing 500,000 shares and making cash payments of US$500,000 over a 4-year period (US$125,000 and 200,000 shares received). Upon vesting, Bonaventure may elect to earn an additional 10% interest by financing the completion of a feasibility study.

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended December 31, 2005	Page 4

4.	DEFERRED EXPLORATION COSTS

	Balance at		Balance at
	June 30,		Dec 31,
By Type of Cost	2005	Additions	2005

Assays	$713,694	$158,735	$872,429
Consulting	2,875,000	380,776	3,255,776
Drafting and report preparation	431,177	8,467	439,644
Drilling	3,103,814	1,302,346	4,406,160
Field operations	847,547	111,553	959,100
Reclamation	191,795	658	192,453
Recording	80,079		80,079
Supervision	374,039	53	374,092
Surveys	740,154	34,375	774,529
Trenching and site preparation	397,332	67,746	465,078
Recovery	(4,998,875)	(227,812)	(5,226,687)
Write-off	(3,246,878)	(60,060)	(3,306,938)

Total	$1,508,878	$1,776,837	$3,285,715

	Balance at						Balance at
	June 30,						Dec 31,
By Property	2005	Additions		Recoveries		Write-offs	2005

Nevada Properties
Benmark	$6,743	$22,161	$		$		$28,904
Celt	70,920	4,572		(59,375)			16,117
Cottonwood	105,702	264,165					369,867
Fye Canyon	78,139	833		(59,375)			19,597
Gold Bar Horst	54,943	869					55,812
Gold Pick	75,290	306,562					381,852
Goldstone	3,864						3,864
Hunter	24,926	217					25,143
Ian	625						625
Indian Ranch	24,223	388					24,611
Knolls	9,636	1,284					10,920
McClusky Pass	71,157	298,479					369,636
New Pass	162,063	930		(109,063)			53,930
Pat Canyon	22,846						22,846
Slaven Canyon	730,729	1,048,368					1,779,097
South Cabin Creek	34,106	4,636					38,742
Tonkin Summit	32,966	51,186					84,152
General exploration		60,060				(60,060)

Total Nevada Properties	$1,508,878	$2,064,710		$(227,813)		$(60,060)	$3,285,715

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended December 31, 2005	Page 5

5.	CAPITAL STOCK

Authorized: unlimited common shares without par value.

Share Issuances

During the period, the Company completed the following transactions:

	a)	Subsequent to a private placement completed in a prior period, the following warrants were exercised:

		(i)	4,397,057 warrants resulting in the Company issuing 4,397,057 common shares for proceeds of $5,496,322; and

		(ii)	543,529 brokers’ warrants resulting in the Company issuing 543,529 common shares valued at $239,568, for proceeds of $679,411.

	b)	Stock options valued at $73,034 were exercised resulting in the Company issuing 165,000 common shares for proceeds of $96,550.

Warrants

During the period, the Company received approval from the TSX Venture Exchange to amend the expiry date of 1,500,000 warrants at $2.50 from December 20, 2005 to December 20, 2006. At December 31, 2005, the following warrants were outstanding:

Number	Exercise
of Warrants	Price	Expiry Date

1,500,000	$ 2.50	December 20, 2006

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number	Exercise
	of Warrants	Price	Expiry Date

Balance, June 30, 2005	9,808,233

Warrants exercised	(4,352,351)	$ 1.25	July 29, 2005
Warrants exercised	(588,235)	1.25	August 3, 2005
Warrants expired	(3,367,647)	1.25	August 3, 2005

Balance, December 31, 2005	1,500,000

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended December 31, 2005	Page 6

Stock options

Under the Company’s stock option plan effective November 4, 2002 and amended December 12, 2003, the Company may grant options for up to 7,072,935 common shares to directors, employees and consultants at exercise prices to be determined by the market value on the date of grant. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted with the exception of options granted in relation to investor relations. Options granted to consultants engaged in investor relations activities must vest no earlier than as to one-quarter upon the grant date and as to a further one-quarter after each of the following three four-month periods.

At December 31, 2005, the following incentive stock options were outstanding:

Number	Exercise
of Shares	Price	Expiry Date

55,000	$ 0.10	May 14, 2006
755,500	0.23	January 23, 2008
2,074,500	0.41	September 23, 2008
200,000	0.75	March 1, 2009
50,000	0.85	March 21, 2010
85,000	0.67	April 6, 2010
50,000	1.50	October 19, 2010
3,270,000

Stock option transactions and the number of stock options outstanding are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Options	Price
Balance, June 30, 2005	3,385,000	$ 0.41
Options exercised	(165,000)	0.59
Options granted	50,000	1.50

Balance, December 31, 2005	3,270,000	0.41

Number of options currently exercisable	3,170,000	$ 0.39

6.	RELATED PARTY TRANSACTIONS

During the year to date, the Company paid management fees in the amount of $132,000 (2004 - $132,000) to directors and officers of the Company and companies controlled by directors.

During the year to date, the Company paid consulting fees in the amount of $61,240 (2004 - $59,405) to directors and officers of the Company and companies controlled by directors. Of that amount, $57,000 (2004 - $59,405) is included or written off to deferred exploration costs.

During the year to date, the Company paid administrative consulting fees in the amount of $56,058 (2004 - $24,000) to officers and directors of the Company and a company controlled by a director.

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended December 31, 2005	Page 7

Amounts payable to related parties at December 31, 2005 aggregated $64,078 (June 30, 2005 - $17,754). The fair value for amounts due to related parties is not determinable since there are no stated terms of repayment.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7.	SEGMENTED INFORMATION

The Company’s one reportable segment is the exploration and development of mineral properties. Geographical information is as follows:

				Mineral
				Property
				Interests and
				Deferred
	Total			Exploration	Other
	Assets	Equipment		Costs	Assets

December 31, 2005
Canada	$15,272,039	$27,719	$		$15,244,320
United States	6,541,931	273,921		6,016,753	251,257

	$21,813,970	$301,640		$6,016,753	$15,495,577

June 30, 2005
Canada	$11,377,473	$30,799	$		$11,346,674
United States	4,319,402	108,319		3,965,025	246,058

	$15,696,875	$139,118		$3,965,025	$11,592,732

	2005		2004

	Quarter	Year	Quarter	Year
	to Date	to Date	to Date	to Date

Loss before other items:
Canada	$277,298	$514,682	$243,511	$402,105
United States	67,028	114,350	52,222	104,289

	$344,326	$629,032	$295,733	$506,394

8.	RECLAMATION BONDS

The Company has secure funds in place with the United States government, a Canadian bank and a United States bank as security for reclamation bonds on its mineral properties. These reclamation bonds were required by the local jurisdictions at the time exploration activities commenced on the properties and do not represent an asset retirement obligation (Note 2). Interest on the certificates of deposit with Canadian and United States banks is paid on a periodic basis to the Company.

White Knight Resources Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited –prepared by management)
For the period ended December 31, 2005	Page 8

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

Significant non-cash transactions during the period (2004 - $Nil) include the acquisition of 200,000 common shares of Bonaventure Enterprises Inc. (assigned a value of $0.20 per share) as per the terms of option agreements (Note 3). Included in accounts payable are $317,961 (2004 – $25,239) relating to deferred exploration costs and $4,822 (2004 - $Nil) related to equipment.

10.	SUBSEQUENT EVENTS

In January 2006, the Company granted 2,000,000 stock options to directors, officers, employees and consultants of the Company at a price of $1.91 per share for a period of five years, pursuant to its Stock Option Plan.

In January 2006, the Company issued 40,000 common shares pursuant to mining lease agreements on the Cottonwood and Hunter properties.

JOHN M. LEASK, P.Eng	GORDON P. LEASK, P.Eng.
Chairman & President	Director
Vancouver, BC, Canada	Vancouver, BC, Canada

BRIAN D. EDGAR	MEGAN M. CAMERON-JONES
Director	Director & Secretary
Vancouver, BC, Canada	Vancouver, BC, Canada

ROBERT G. CUFFNEY	KAREEN McKINNON
Vice-President, Exploration	Vice-President, Corporate Development
Reno, Nevada, USA	Vancouver, BC, Canada

HEAD OFFICE	NEVADA OFFICE
Suite 922, 510 West Hastings Street	Suite 140, 121 Woodland Avenue
Vancouver, BC, Canada	Reno, Nevada, USA
V6B 1L8	89523

Tel: (604) 681-4462	Tel: (775) 787-3444
Fax: (604) 681-0180	Fax: (775) 787-3447
E-mail: info@whiteknightres.com
Website: www.whiteknightres.com

LEGAL COUNSEL	TRANSFER AGENT
Axium Law Corporation	Pacific Corporate Trust Company
Vancouver, BC, Canada	Vancouver, BC Canada

REGISTERED OFFICE	AUDITOR
Suite 3350	Davidson & Company
1055 Dunsmuir Street	Chartered Accountants
Vancouver, BC, Canada V7X 1L2	Vancouver, BC, Canada

CAPITALIZATION	FINANCIAL INSTITUTION
Authorized:	Bank of Montreal
Unlimited Common shares	Vancouver, BC, Canada
Issued as at February 15, 2006: 59,239,972

STOCK EXCHANGE
Listed: TSX Venture Exchange
Symbol: WKR-V